February 4, 2016

VIA HAND DELIVERY AND EDGAR SUBMISSION

Donald Field
Theresa Messinese, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Hertz Rental Car Holding Company, Inc.
Form 10-12B
Filed December 21, 2015
File No. 001-37665

Dear Mr. Field:

This letter sets forth the responses of Hertz Rental Car Holding Company, Inc. (the “Company”) to the comments contained in your letter, dated January 15, 2016, relating to the Company’s Registration Statement on Form 10-12B (as amended or supplemented, the “Registration Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2015, and the information statement (as amended or supplemented, the “Information Statement”) of HERC Holdings, Inc. (“HERC Holdings”) attached thereto as Exhibit 99.1. The comments of the Staff of the Commission (the “Staff”) are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each such comment.
The Company has also today transmitted for filing under the Exchange Act pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”), which amends certain information contained in the Registration Statement and Information Statement. Where, through the Amendment, the Company has revised the Registration Statement or Information Statement in response to the Staff’s comments, we have noted the applicable page number in our response.
Form 10 Registration Statement

1.
We note that you incorporate by reference into this registration statement a number of agreements which were filed by Hertz Global Holdings, Inc. and The Hertz Corporation. We also note that certain of these agreements are covered by confidential treatment requests submitted by the aforementioned companies. While you may incorporate by reference to these redacted exhibits, which are subject to confidential treatment requests, Hertz Rental Car Holding Company, or “New Hertz,” needs to submit its own confidential treatment application, including unredacted exhibits. As such, please submit your own separate confidential treatment request for these agreements and any redacted material.

Response: The Company respectfully advises the Staff that the Company has reviewed the agreements in question and has determined that the agreements are no longer material to the Company as the Company is no longer purchasing vehicles under those agreements. The Company has removed the referenced exhibits in the Amendment. See page 11 of the Registration Statement.

Mr. Donald Field
February 4, 2016

Item 1. Business

2.
We note that the information required by this item has been incorporated by reference from “Part I - Item 1. Business” from Hertz Global Holdings, Inc.’s Form 10-K for the fiscal year ended December 31, 2014. Please provide a “Recent Developments” section, if appropriate, to update the disclosure, or advise. Similarly, revise to include any additional “Risk Factors,” if appropriate.

Response: As discussed with the Staff, we will update this disclosure in Hertz Global Holdings, Inc.’s (“Hertz Holdings”) annual report on Form 10-K for the fiscal year ended December 31, 2015, which will be incorporated by reference into a subsequent amendment to the Registration Statement. To the extent additional updates to this disclosure are appropriate subsequent to the filing of such subsequent amendment to the Registration Statement (and prior to the effectiveness of the Registration Statement), we are mindful of the Staff’s comment and will provide a “Recent Developments” section and include any additional “Risk Factors” in the Registration Statement or in a Form 8-K filed by Hertz Holdings and incorporated by reference into the Registration Statement.
Item 5. Directors and Executive Officers

3.	Please add some introductory language to accompany this section to clarify that the directors and officers of New Hertz will be the same as the current ones from Hertz Global Holdings, Inc. or advise.

Response: In response to the Staff’s comment, we have added introductory language to this section in the Amendment to clarify that the directors and executive officers of the Company are expected to initially be the same as the directors and executive officers of Hertz Holdings immediately prior to the Spin-Off as follows:

“Other than Lawrence H. Silber, who is expected to become Chief Executive Officer of HERC Holdings upon completion of the Spin-Off, each of the executive officers of Hertz Holdings is expected to resign from their position with Hertz Holdings upon completion of the Spin-Off and be appointed to a corresponding position with New Hertz. Each of the directors of Hertz Holdings is expected to resign as a director of Hertz Holdings in connection with the completion of the Spin-Off and be appointed as a director of New Hertz.”
See page 5 of the Registration Statement. To the extent any of the executive officers or directors of Hertz Holdings is not expected to become an executive officer or director of New Hertz, we will disclose that fact in the Registration Statement.
Exhibit 99.1: Information Statement
General

4.
We note your disclosure that HERC expects to enter into some financing agreements related to the Spin-Off. Please advise as to the timing of entering into the agreements. If the agreements are entered into prior to the Spin-Off, please tell us where the agreements will be filed, as it relates to the Information Statement.

Response: The Company anticipates that HERC will enter into the financing agreements relating to the Spin-Off prior to the effectiveness of the Registration Statement. We understand the Staff reserves the right to comment once the financing agreements are filed. As discussed with the Staff, Hertz Holdings will file the financing agreements on a Form 8-K prior to the effectiveness of the Registration Statement.
Questions and Answers About the Spin-Off, page v
What will be the relationship between New Hertz and HERC Holdings, page ix

5.	We note the listed agreements will be filed as exhibits to the Form 10. Please advise as to where they will be filed in regards to HERC Holdings and the Information Statement.

Response: As discussed with the Staff, Hertz Holdings will file the listed agreements on a Form 8-K prior to the effectiveness of the Registration Statement.

Mr. Donald Field
February 4, 2016

Our Company, page 4

6.	Please refer to the last paragraph. Please revise to disclose your net income for each period. In this regard, we note that your current disclosure only discusses revenue and Adjusted EBITDA.

Response: We have revised the referenced paragraph to disclose net income in addition to revenue and Adjusted EBITDA in the Amendment. See page 5 of the Information Statement.

Strong Brand Recognition, page 8

7.
We note your disclosure in the second risk factor on page 30 that as a result of the separation from New Hertz you will lose Hertz’s brand and reputation. Please revise this section to discuss any licensing arrangements with New Hertz and disclose that any such arrangements may only be for a limited period of time. Please also add to the “Question and Answer” section disclosure about licensing arrangements and that the licensing regarding the use of the Hertz brand name may only be for a limited time.

Response: We have revised this section to discuss the licensing arrangement with New Hertz and to disclose that the arrangement will only be for a limited period of time in the Amendment as follows:

“Prior to the completion of the Spin-Off, our primary operating subsidiary, HERC, operated under the name “Hertz Equipment Rental Corporation,” in addition to operating under the “HERC” name. We believe the association with Hertz has contributed to our building relationships with our customers due to Hertz’s globally recognized brand and perceived high-quality car and equipment rental products. As part of the Spin-Off, HERC Holdings and New Hertz will enter into an agreement, pursuant to which HERC Holdings will continue to have the right to use certain intellectual property associated with the Hertz brand for a period of four years on a no royalty basis, except that HERC Holdings may not directly or indirectly engage in the business of renting and leasing cars, subject to certain exceptions, including that HERC Holdings may continue to rent cars to the extent HERC has done so immediately prior to the Spin-Off.”
See page 8 of the Information Statement. In addition, we have added to the “Question and Answer” section the following disclosure about licensing arrangements and that the licensing regarding the use of the Hertz brand name may only be for a limited time:
“Will HERC Holdings continue to have the right to use the “Hertz” name after the Spin-Off?
"As part of the Spin-Off, HERC Holdings and New Hertz will enter into an agreement, pursuant to which HERC Holdings will continue to have the right to use certain intellectual property associated with the Hertz brand for a period of four years on a no royalty basis, except that HERC Holdings may not directly or indirectly engage in the business of renting and leasing cars, subject to certain exceptions, including that HERC Holdings may continue to rent cars to the extent HERC has done so immediately prior to the Spin-Off.”
See page ix of the Information Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57
Results of Operations, page 59

8.
We note direct operating expenses primarily consist of wages and related benefits; facility, self-insurance and reservation costs; and other costs relating to the operation and rental of revenue earning equipment, such as damage, maintenance and fuel costs. Given the significance of direct operating expenses to your statements of operation, please expand your discussion and analysis of this broad category of expenses to separately quantify and discuss changes in significant components that caused direct operating expenses to materially vary (or not vary when expected to) and the underlying factors for those changes. Additionally, the impacts of material variances in components that offset each other should be separately disclosed and quantified. Refer to Item 303(a)(3)(i) of Regulation S-K.

Mr. Donald Field
February 4, 2016

Response: In the Amendment, the discussions regarding direct operating expenses have been revised under the following headings in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Information Statement to read as follows:

Nine Months Ended September 30, 2015 Compared with Nine Months ended September 30, 2014

Direct operating expenses increased $8.0 million, or 1.5% primarily due to the following:

•
Fleet related expenses increased $1.0 million primarily due to increases in other maintenance expense of $5.5 million driven by fleet repairs to reduce the fleet unavailable for rent. This was partially offset by a decrease of $3.4 million in fuel expense related to delivery of equipment to our customers as oil prices have declined, as well as other immaterial items.

•
Personnel related expenses increased $8.3 million primarily due to increases in salary expense of $6.6 million and benefits- and payroll-related tax increases of $1.1 million due to costs associated with a rise in the headcount for mechanics.

•	Other direct operating expenses decreased $1.3 million primarily due to decreases in computer expenses of $0.4 million and amortization of intangibles of $0.7 million.

See page 60 of the Information Statement.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Direct operating expenses increased $45.0 million, or 6.7%, from the prior year primarily due to the following:

•
Fleet and related expenses increased $25.0 million as a result of higher maintenance costs of $21.2 million from the repair of our rental equipment to reduce fleet unavailable for rent. We also had an increase in gasoline expense of $5.8 million due to higher usage. This was partially offset by lower equipment delivery costs of $3.7 million primarily due to lower license and insurance costs.

•
Personnel related expenses increased $3.3 million primarily due to salary expense of $9.6 million associated with a rise in the headcount for mechanics driven by fleet repairs to reduce the fleet unavailable for rent. This was offset by a decrease in outside service fees of $4.6 million as we hired more mechanics and shifted away from outsourcing some of our equipment repair.

•
Other direct operating costs increased $16.7 million primarily driven by an increase in equipment re-rental expense which corresponds to higher re-rental activity in certain markets to meet customer demands.

See page 61 of the Information Statement.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Direct operating expenses increased $37.0 million, or 5.8%, from the prior year primarily due to the following:

•
Fleet and related expenses increased $13.7 million as a result of higher maintenance and vehicle operating costs of $5.1 million and $8.0 million, respectively, primarily due to higher fleet levels required to meet increased demand.

•
Personnel related expenses increased $17.5 million primarily due to salary expense of $13.1 million and benefits- and payroll-related tax increase of $1.8 million due to merit increases and increased headcount due to business growth and acquisitions made in 2012.

•
Other direct operating costs increased by $5.8 million primarily due to an increase of $3.7 million in service vehicle depreciation expense due to a larger delivery vehicle fleet as a result of business growth and acquisitions made in 2012 and other immaterial items.

See page 62 of the Information Statement.

Mr. Donald Field
February 4, 2016

Selected Operating Data, page 63

9.
We note that in addition to providing useful information about operating performance, management believes that EBITDA and Adjusted EBITDA help investors gain an understanding of the factors and trends affecting ongoing cash earnings from which capital investments are made and debt is serviced. In this regard, please clarify for us and in your disclosures whether you consider these non-GAAP measures as liquidity measures as well. If so, please also reconcile EBITDA to cash flows from operating activities, the apparent most directly comparable GAAP financial measure in accordance with Item 10(e)(1)(i) of Regulation S-K.

Response: In the Amendment, we have revised footnote (b) in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Selected Operating Data” section of the Information Statement to reflect the Staff’s comment and include a reconciliation of operating cash flows to EBITDA and Adjusted EBITDA, as follows:

(b)
EBITDA represents the sum of net income, provision for income taxes, interest expense, net, depreciation of revenue earning equipment and non-rental depreciation and amortization. Adjusted EBITDA represents EBITDA plus the sum of the merger and acquisition related costs, restructuring and restructuring related charges, spin-off costs, stock based compensation charges, loss on extinguishment of debt, and impairment charges. These items are excluded from adjusted EBITDA internally when evaluating our operating performance and allow investors to make a more meaningful comparison between our core business operating results over different periods of time, as well as with those of other similar companies. Management believes that EBITDA and adjusted EBITDA, when viewed with the Company’s results under U.S. generally accepted accounting principles (“GAAP”) and the accompanying reconciliations, provide useful information about operating performance and period-over-period performance, and provide additional information that is useful for evaluating the operating performance of our core business without regard to potential distortions. Additionally, management believes that EBITDA and adjusted EBITDA help investors gain an understanding of the factors and trends affecting our ongoing cash earnings, from which capital investments are made and debt is serviced. However, EBITDA and adjusted EBITDA are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income or cash flow from operating activities as indicators of operating performance or liquidity. The reconciliation of adjusted EBITDA to net income is presented below (in millions):

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
Net income	$33.1	$72.6	$89.7	$98.1	$61.4
Provision for taxes on income	28.7	50.4	54.8	55.0	27.2
Interest expense, net	27.8	30.3	41.4	72.9	80.9
Depreciation of revenue earning equipment	257.6	252.9	340.0	325.3	289.8
Non-rental depreciation and amortization	58.1	55.6	75.1	68.9	71.5
EBITDA	405.3	461.8	601.0	620.2	530.8
Restructuring charges (1)	3.5	5.1	5.7	10.1	8.7
Restructuring related charges (2)	6.6	2.1	2.8	1.6	0.5
Spin-off costs (3)	19.7	17.6	28.3	—	—
Stock-based compensation charges (4)	2.3	1.4	1.4	5.3	4.8
Loss on extinguishment of debt (5)	—	0.8	0.8	39.4	—
Impairment charges (6)	—	—	9.6	—	—
Other (7)	(0.6)	0.5	—	3.9	17.8
Adjusted EBITDA	$436.8	$489.3	$649.6	$680.5	$562.6

(1) Represents expenses incurred under restructuring actions as defined in U.S. GAAP.
(2) Represents incremental costs incurred directly supporting business transformation initiatives.
    (3) Represents expenses associated with the anticipated spin-off transaction announced in March 2014.
    (4) Represents non-cash stock-based compensation charges.
(5) Represents losses on extinguishment of debt of $27.5 million and payment of $11.9 million of cash premiums due to the conversion of the Senior Convertible Notes.
(6) Represents impairment charges related to revenue earning equipment held for sale.
(7) Represents primarily litigation settlements and expenses related to Hurricane Sandy in 2012.

Mr. Donald Field
February 4, 2016

The table below provides a reconciliation of net cash provided by our operating activities to EBITDA and adjusted EBITDA:

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
Net cash provided by operating activities	$408.4	$367.3	$483.9	$572.7	$410.2
Adjustments for items included in net cash provided by operating activities but excluded from the calculation of EBITDA:
Amortization and write-off of debt issue costs	(0.8)	(2.6)	(2.9)	(23.9)	(31.4)
Gain on sale of revenue earning equipment, net	14.2	17.6	19.9	38.5	31.2
Gain on sale of property and equipment	1.2	1.5	2.9	4.3	2.5
Provision for receivables allowance	(29.6)	(22.9)	(31.3)	(26.5)	(23.0)
Stock-based compensation charges	(2.3)	(1.4)	(1.4)	(5.3)	(4.8)
Impairment	—	—	(9.6)	—	—
(Gain) loss on revaluation of foreign denominated debt	(2.0)	2.6	2.2	(0.6)	0.5
Income from joint venture	2.4	2.9	4.8	3.0	1.8
Loss on extinguishment of debt	—	(0.8)	(0.8)	(27.5)	—
Deferred taxes on income	0.5	(0.2)	(33.4)	(33.5)	(9.5)
Changes in assets and liabilities	(43.2)	17.1	70.5	(8.9)	45.7
Provision for taxes on income	28.7	50.4	54.8	55.0	27.2
Interest expense, net	27.8	30.3	41.4	72.9	80.9
Other	—	—	—	—	(0.5)
EBITDA	405.3	461.8	601.0	620.2	530.8
Restructuring charges (1)	3.5	5.1	5.7	10.1	8.7
Restructuring related charges (2)	6.6	2.1	2.8	1.6	0.5
Spin-off costs (3)	19.7	17.6	28.3	—	—
Stock-based compensation charges (4)	2.3	1.4	1.4	5.3	4.8
Loss on extinguishment of debt (5)	—	0.8	0.8	39.4	—
Impairment charges (6)	—	—	9.6	—	—
Other (7)	(0.6)	0.5	—	3.9	17.8
Adjusted EBITDA	$436.8	$489.3	$649.6	$680.5	$562.6
(1) Represents expenses incurred under restructuring actions as defined in U.S. GAAP.
(2) Represents incremental costs incurred directly supporting business transformation initiatives.
    (3) Represents expenses associated with the anticipated spin-off transaction announced in March 2014.
    (4) Represents non-cash stock-based compensation charges.
(5) Represents losses on extinguishment of debt of $27.5 million and payment of $11.9 million of cash premiums due to the conversion of the Senior Convertible Notes.
(6) Represents impairment charges related to revenue earning equipment held for sale.
(7) Represents primarily litigation settlements and expenses related to Hurricane Sandy in 2012.
See page 63 of the Information Statement.
Business, page 74
Sales of Rental Equipment, page 82

10.	Please briefly expand upon your disclosure regarding sales of new equipment or advise.

Response: In the Amendment, we have removed the second paragraph in the “Business-Our Products and Services-Sales of Rental Equipment” section of the Information Statement and combined it with the “Business-Our Products and Services-Contractor Tools and Supplies Sales” section, which we have also renamed “Sales of New Equipment, Parts and Supplies” to reflect the Staff’s comment and expand on the discussion of new equipment sales, as follows. We have also renamed “Sales of Rental Equipment” to “Sales of Used Rental Equipment.”

Mr. Donald Field
February 4, 2016

“Sales of New Equipment, Parts and Supplies
To ensure that we provide our customers with a broad suite of equipment solutions, we also sell new equipment which also helps drive sales of parts and supplies. The types of new equipment that we sell vary by location and include a variety of pro-contractor tools and supplies, including tools (including power tools), small equipment (such as work lighting, generators, pumps, compaction equipment and power trowels), safety supplies and expendables.”
See page 84 of the Information Statement
Compensation Discussion and Analysis, page 95

11.
Please revise this section and the Executive Compensation section on page 112 to include Item 402 disclosure for your last completed fiscal year, i.e. December 31, 2015. Similarly, please also provide updated Executive Compensation for Hertz Rental Car Company, Inc., in the Form 10, under Item 6. Executive Compensation.

Response: As discussed with the Staff, the compensation decisions for the last completed fiscal year are still being finalized and we will include updated executive compensation information for each of HERC Holdings and the Company in a subsequent amendment to the Registration Statement. We understand the Staff reserves the right to comment once this updated executive compensation information is filed.

Certain Relationships and Related Party Transactions, page 120
Agreements with Carl C. Icahn, page 120

12.
We note your disclosure that HERC Holdings, as the legal successor to Hertz Holdings, will continue to be subject to the rights and obligations of Hertz Holdings under the Nomination and Standstill Agreement following the Spin-Off. We also note that the Management section on page 88 does not reference any Icahn Designees. Please advise and revise the Management section, as applicable.

Response: In the Amendment, we have revised the Information Statement to include the following disclosure and will include additional disclosure on the Icahn Designees in the Information Statement once they are identified and prior to the effectiveness of the Registration Statement.

“Pursuant to the Nomination and Standstill Agreement between Hertz Holdings and Mr. Carl C. Icahn, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Enterprises G.P. Inc., Icahn Enterprises Holdings L.P., IPH GP LLC, Icahn Capital LP, Icahn Onshore LP, Icahn Offshore LP, Beckton Corp., Vincent J. Intrieri, Samuel Merksamer and Daniel A. Ninivaggi (collectively, the “Icahn Group”), Mr. Vincent J. Intrieri, Mr. Samuel Merskamer and Mr. Daniel A. Ninivaggi (collectively, the “Icahn Designees”) were appointed to the Board of Directors of Hertz Holdings as Class II, Class I and Class I directors, respectively, effective as of September 15, 2014. Although we expect each of the Icahn Designees to resign from his position as a director of Hertz Holdings in connection with the completion of the Spin-Off and be appointed as a director of New Hertz, the Icahn Designees have the right to continue as directors of HERC Holdings. In the event any of the Icahn Designees resigns or is otherwise unable to serve as a director, the Nomination and Standstill Agreement provides that subject to certain restrictions and requirements, the Icahn Group will have certain replacement rights.”
See page 91 of the Information Statement. We will update this information as appropriate.
Report of Independent Registered Certified Public Accounting Firm, page F-2

13.	Please provide a signed audit report in accordance with Rule 2-02 of Regulation S-X.

Response: We have included a signed audit report in the Amendment filed concurrently herewith. See page F-2 of the Information Statement.

Mr. Donald Field
February 4, 2016

Combined Statements of Income, page F-4

14.
We note that you account for revenue earning equipment on your balance sheets and statements of cash flows as productive assets rather than as inventory. Please explain to us your basis for presenting the sale of used revenue earning equipment as revenues rather than as net gains or losses from the sale of productive assets in operating expenses pursuant to Regulation S-X, Article 5-03(b)(6). In this regard, we note you previously classified such amounts as a component of depreciation expense in the statements of operations of Hertz Global Holdings. Refer to footnote 68 to SAB Topic 13.B.

Response: We evaluated the requirements of Regulation S-X, Article 5-03(b)(6) and respectfully advise the Staff that we believe the presentation of the sale of used revenue earning equipment as revenues in HERC Holdings’ statement of operations is appropriate due to the nature of its operations. In making this determination, we considered the following guidance:

The Accounting Standards Codification Master Glossary includes certain industry and topic-specific definitions of revenues and gains, but does not provide broad definitions of these terms. However, Statement of Financial Accounting Concept No.6: Elements of Financial Statements a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) (“CON 6”) provides some insight into the types of activities that should be presented as revenues and those that should be presented as gains.

CON 6, par. 78-79 provides the following guidance on revenue recognition:

“Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations. [emphasis added]

Revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity's ongoing major or central operations. The assets increased by revenues may be of various kinds -- for example, cash, claims against customers or clients, other goods or services received, or increased value of a product resulting from production. Similarly, the transactions and events from which revenues arise and the revenues themselves are in many forms and are called by various names -- for example, output, deliveries, sales, fees, interest, dividends, royalties, and rent -- depending on the kinds of operations involved and the way revenues are recognized.”

SEC Staff Accounting Bulletin Topic 5: Miscellaneous Accounting, B. Gain or Loss from Disposition of Equipment (“SEC SAB Topic 5”)

In paragraph B of SEC SAB Topic 5, the Staff indicated that gains and losses from the disposition of revenue producing equipment should not be treated as adjustments to the provision for depreciation in the year of disposition, but should be shown as a separate item in the statement of income.

If such equipment is depreciated on the basis of a group of composite accounts for fleet of like vehicles, gains (or losses) may be charged (or credited) to accumulated depreciation with the result that depreciation is adjusted over a period of years on an average basis. It should be noted that the latter treatment would not be appropriate for (1) an enterprise (such as an airline) which replaces its fleet on an episodic rather than continuing basis or (2) an enterprise (such as a car leasing company) where the equipment is sold after limited use so that the equipment on hand is both fairly new and carried at amounts closely related to current acquisition cost.

Our conclusion on the accounting treatment was based on the following considerations:

•
We concluded that the gains (or losses) from sales of used revenue earning equipment should be shown as a separate item in the statement of operations because its revenue earning equipment is not being depreciated on the basis of a group of composite accounts for fleet of like vehicles, which would have permitted the gains (or losses) be charged (or credited) to accumulated depreciation under SEC SAB Topic 5 guidance.

•
We analyzed CON 6 guidance to determine whether the sales of used revenue earning equipment should be considered a revenue generating activity. We believe the distinction between presenting the gains (or losses) from sales of used revenue earning equipment as revenues as opposed to gains (or losses) in the statement of income is dependent on

Mr. Donald Field
February 4, 2016

whether that activity represents a major part of the entity’s overall ongoing operations. The revenues of Hertz Equipment Rental Corporation (“HERC”), the primary operating subsidiary of the equipment rental business of HERC Holdings following the spin-off, primarily are derived from rental and related charges and consist of:

◦	equipment rental (includes all revenue associated with the rental of equipment including charges for delivery, loss damage waivers and fueling);

◦	sales of revenue earning equipment and sales of new equipment, parts and supplies; and

◦	service and other revenues (primarily relating to training and labor provided to customers).

We consider the selling of equipment, both new and used, as essentially one activity because it utilizes the same premises, personnel and resources to perform both and we often sell both types of equipment to the same customers or other third parties. HERC’s ongoing operations include sales of new equipment and sales of used revenue earning equipment at 280 company-operated branches in the United States, Canada, the United Kingdom and China. HERC sells the new and used equipment as part of a full service package of equipment rental, service and sales to its customers and other third parties and also utilizes wholesalers, brokers and auctions for used equipment sales. HERC routinely sells its used revenue earning equipment throughout its life based on a number of factors, including customer demand, and also in order to manage repair and maintenance costs, as well as the composition and size of its fleet. The following table sets forth total sales of used revenue earning equipment as compared to the total revenue for the indicated periods:

	Nine Months Ended September 30,		Years Ended December 31,
	2015		2014		2013		2012
Equipment rentals	$1,052.5	84%	$1,455.8	82%	$1,406.9	81%	$1,260.2	78%
Sales of revenue earning equipment	124.5	10%	198.7	11%	198.1	11%	228.2	14%
Sales of new equipment, parts and supplies	68.2	5%	95.4	6%	113.7	7%	104.8	7%
Service and other revenues	10.6	1%	20.5	1%	16.9	1%	15.1	1%
Total revenues	1,255.8	100%	1,770.4	100%	1,735.6	100%	1,608.3	100%

For the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013 and 2012, total revenue generated from sales of used revenue earning equipment were ranging from 15%-21% of total revenues for the respective period. We commit a considerable amount of internal resources to manage both the sales of new equipment and used revenue earning equipment. Based on the above, we believe it is appropriate to consider sales of new equipment and used revenue earning equipment as a significant portion of HERC Holdings’ “ongoing major or central operations”, and to characterize the sales as revenue generating activities.

In addition, we note that other major industry participants present the sale of used revenue earning equipment in a manner that is consistent with HERC Holdings’ approach. HERC Holdings’ use of the same presentation will facilitate the evaluation of HERC Holdings with such industry participants on a comparable basis following the completion of the reverse spin transaction. (For this purpose, we reviewed the historical filings on Form 10-K of United Rentals, Inc. (and United Rentals (North America), Inc.), Neff Corporation and H&E Equipment Services, Inc.).

Furthermore, we carefully considered the Staff’s comment regarding the different presentation of net gain/(loss) on disposition of equipment between HERC Holdings’ carve-out statements of operations as compared to Hertz Holdings’ consolidated statements of operations, and concluded the following:

•
Unlike HERC Holdings, Hertz Holdings’ car rental business is not engaged in the sale of new revenue earning equipment and on an overall consolidated basis, the sale of new revenue earning equipment does not constitute a material activity for Hertz Holdings. The sale of used revenue earning equipment by Hertz Holdings’ car rental business is based on managing fleet and residual values and sales are not generally to its rental customers, while HERC Holdings' activity is focused on providing a full complement of products and services to the customer and less on residual values due to the longer life of its equipment. As a result, Hertz Holdings properly presents the net gains (or losses) from sales of revenue earning equipment in "Depreciation of revenue earning equipment and lease charges, net" in its statement of operations, consistent with SEC SAB Topic 5 guidance and subject to the materiality and other considerations discussed in the next paragraph. However, in view of the relative significance of HERC Holdings' sale of equipment and the business purpose underlying those sales activities, we have concluded that it is proper to present the sale of used revenue earning equipment as revenues in HERC Holdings' statement of operations.

Mr. Donald Field
February 4, 2016

•
Hertz Holdings presents the net gains (or losses) from sales of revenue earning equipment as adjustments to the provision for depreciation in the year of disposition in its statement of operations. The guidance in SEC Staff Accounting Bulletin Topic 13.B, Revenue Recognition, states that “gains or losses from the sale of assets should be reported as ‘other general expenses’” and Regulation S-X, Article 5-03(6) requires that material items should be stated separately. However, due to the shorter nature of equipment life and Hertz Holdings’ quarterly review and changes of residual values and depreciation rates, Hertz Holdings considers that the net gains (or losses) from sales of revenue earning equipment are best presented in depreciation. The net gains and losses are fully disclosed within the revenue earning equipment footnote to the financial statements. In addition, the net gains and losses are immaterial to the overall Hertz Holdings statements of operations.[1] This presentation is also consistent with that of Hertz Holdings’ peer group of companies.

Note 9: Segment Information, page F-45

15.
Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21a.

Response:

Segment Analysis
Chief Operating Decision Maker
ASC 280-10-50-5 identifies the chief operating decision maker (the “CODM”) as a function that allocates resources to and assesses the performance of the segments of a public entity. The CODM of HERC will be its Chief Executive Officer (the “CEO”), Lawrence H. Silber, who was appointed as HERC’s CEO in May 2015. As CEO, Mr. Silber has oversight responsibilities for the entire HERC business and is responsible for how its resources are allocated. The determination that Mr. Silber is HERC’s CODM was based upon the following factors:

•	The CEO assesses the performance of and allocates resources to a single operating segment based upon regular reviews of financial information.

•	The CEO will report directly to HERC’s board of directors regarding the financial performance and strategic development of HERC’s business.
Single Operating Segment
ASC 280-10-05-3 guidance provides that reportable segments may be presented based on the “management” approach, which HERC Holdings has used to identify its operating segments. This approach is based on the way that management organizes the businesses within the entity and reviews information to make operating decisions and assess performance. Using this approach, HERC Holdings has determined that there is only a single business component, worldwide equipment rental, which has discrete financial information that HERC’s CEO regularly reviews to allocate resources within its business. As a result, presentation of worldwide equipment rental as HERC’s sole reportable segment accords with the management approach outlined by ASC 280, as further outlined below.
In determining that HERC has a single operating segment, we considered the guidance in ASC 280-10-50-1, which states that an operating segment is a component of an entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses.

•	Its operating results are regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.
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1 In relation to the overall Hertz Holdings business, these net gains and losses range from 2% to 6% of depreciation expenses and 1% to 2% of total direct operating and selling, general and administrative expenses during the years ended December 31, 2014, 2013 and 2012 and during the nine months ended September 30, 2015.

Mr. Donald Field
February 4, 2016

Discrete financial information is regularly reviewed by HERC’s CODM. The collection of financial information that is regularly presented to, reviewed and considered by the CODM includes revenue and operating expense figures, as well as profitability measures such as Adjusted Pre-Tax Income (“API”) and Corporate EBITDA, all on a companywide basis. Using this financial information, he makes decisions regarding key aspects of HERC’s business and cost structure, such as purchasing, sales, marketing and fleet management, as well as resource allocation, on a companywide basis. The CODM requires such revenue and operating expense figures and profitability measures such as API and Corporate EBITDA to assess an operating segment’s performance and make decisions regarding resource allocation.
There are no separate operating segments based on the various geographic areas in which HERC conducts business or on distinct categories or products or services because the CODM does not regularly review operating results or profitability metrics based on such discrete operations. While the CODM does from time to time review certain limited financial information at the regional/business levels such as revenues and average fleet levels, this is done to show at a very basic level how such operations are performing in the context of the worldwide equipment rental business. This limited financial information does not include detailed operating results and profitability information and so would be insufficient financial information for decision-making related to resource allocation or performance evaluation at those regional/business levels. Profitability measures or operating margins for the various regions in which HERC operates are of limited utility to the CODM to make resource allocation decisions because (i) the costs associated with certain key activities of HERC’s business are largely incurred by the business on a companywide basis and would have to be allocated to the regions in which HERC operates and (ii) the fleet is managed as a pool of assets which are deployed within the business on an as-needed basis within North America (including Canada)2, particularly to increase total fleet utilization and decrease the amount of fleet unavailable for rent, two metrics that our CODM evaluates on a companywide basis. As a result, these regional/business components do not meet the definition of operating segments set forth in ASC 280-10-50-1.
In determining that HERC Holdings has a single operating segment, we also considered the guidance in ASC 280-10-50-6, which states that the following factors may help identify a single set of components as constituting an entity’s operating segments:

1.	The nature of the business activities of each component

We believe that all of the following factors related to the nature of HERC’s business support our determination that HERC’s worldwide equipment rental component is its single operating segment:

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HERC rents equipment for use to customers (including global/national accounts), offering the same basic services to a similar customer base across all regions in which it operates, including the rental of equipment and licensee fees and equipment licensing costs, fueling charges, and charges for ancillary customer products and services.

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HERC offers similar types of equipment for rent across all regions in which it operates, including a broad range of earthmoving equipment, material handling equipment, aerial and electrical equipment, air compressors, generators, pumps, small tools, compaction equipment and construction-related trucks, with its Hertz Entertainment Services division also renting equipment to the entertainment industry in North America.

•	HERC utilizes a common, global software platform to accomplish its business purpose.

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The HERC business shares similar primary operating expenses across all regions in which it operates, such as depreciation expense and interest charges relating to revenue earning equipment (including gains or losses on the disposal of such equipment).

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A central management team is responsible for the maintenance of HERC’s relationships with suppliers and third parties that are necessary for the conduct of its equipment rental operations on a companywide basis.

•	HERC manages its facilities management, fleet management and sales and marketing activities in support of the equipment rental operations on substantially a companywide basis.

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2 With the completion of the sale of HERC’s business in France and Spain, only 10 of HERC’s 280 company-operated locations are located outside of North America and approximately 1% of HERC’s equipment rental revenue is driven by its operations outside of North America.

Mr. Donald Field
February 4, 2016

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HERC’s operations across all regions in which it operates share similar competitive and operating factors, such as price, equipment availability and quality, service, reliability, rental locations, product innovation, local competition and new entrants into the relevant markets.

2.	The existence of segment managers responsible for the components

The CODM relies upon a number of direct reports for performance assessment and implementing the resource allocation decisions of the CODM. These direct reports include the Chief Operating Officer, whose many responsibilities include responsibility for the operation of the company in North America, including the deployment of fleet on an as needed basis, and the VP Business Development and Strategy, who is responsible for the company’s various strategic initiatives and general oversight of HERC’s limited operations outside of North America.
These executives are responsible for implementing the resource allocation and other operational decisions made by the CODM on a companywide basis within their respective regions, and for monitoring the performance of HERC’s companywide business within such regions. Information provided to the CODM relating to regional operations consists of certain limited financial information such as revenues and average fleet levels so that the CODM can understand growth and opportunity. As discussed above, regional profitability metrics are not made available to the CODM within the materials he regularly reviews.

3.	Information presented to the board of directors

We are still in the process of identifying candidates to occupy HERC Holdings’ board of directors after the spin-off. Although we cannot predict with certainty what information will be presented to HERC Holdings’ board of directors, we expect that only information based on the worldwide equipment rental operating segment will be presented. This is consistent with the level of information currently presented to Hertz Holdings’ board of directors.
Compensation Considerations

The short-term and long-term incentive compensation of the CODM is based on both HERC and Hertz Holdings’ financial performance. Based on the structure established by Hertz Holdings’ Compensation Committee, the CODM’s 2015 annual bonus is based 50% on achieving certain Hertz Holdings API goals and 50% on achieving HERC API goals. For certain individuals reporting to the CODM, their 2015 annual bonus is based 25% on achieving certain Hertz Holdings API goals and 75% on achieving HERC API goals. In addition, the CODM was granted performance stock units in 2015 that were based on Hertz Holdings’ Corporate EBITDA performance. The compensation structure with respect to the CODM and certain direct reports is based on metrics that the CODM regularly reviews. There is no element of incentive compensation that is based on specific lines, products or geographic areas of the HERC business or separate portions of the HERC business, as compensation is aligned with worldwide equipment rental performance.
Revised Disclosure
In light of the Staff’s comment, in the Amendment we have amended “Note 19 - Segment Information” to the notes to HERC Holdings’ consolidated combined financial statements to replace the initial paragraph thereof with the following:
“The Company consists of a single reportable segment, worldwide equipment rental. In determining its reportable segments, the Company considered guidance in ASC 280, “Segment Reporting.” ASC 280 provides that reportable segments may be presented based on the “management” approach and the Company has used the management approach to identify its operating segments. The management approach follows the internal process used by management for making decisions and assessing performance to determine the Company's reportable segments. Using the management approach, the Company has determined that there is a single reportable segment based upon the information provided to our chief operating decision maker, who regularly reviews financial results and assesses operating performance and allocates resources at the worldwide level for the Company.”
See page F-46 of the Information Statement.

Mr. Donald Field
February 4, 2016

* * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Donald Field
February 4, 2016

We thank the Staff for its courtesies. If you have any questions regarding this letter, please do not hesitate to call me at (239) 301-7000.
Sincerely,

/s/ Thomas C. Kennedy
Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer
Hertz Rental Car Holding Company, Inc.

cc:    Lyn Shenk
Susan Block
Securities and Exchange Commission